Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Prism Fund FAQs



What is the distribution rate of the Yieldstreet Prism Fund and termination date?

Investors in the Fund can expect to receive quarterly distribution payments at an annualized rate of 7%.[1]

Distributions are expected to be made quarterly, subject to the authorization of the Fund's Board of Directors. The first distribution was paid on June 12, 2020.

The Fund's termination date is March 2024.[2]

Does the Fund offer me any liquidity?

In addition to the expected quarterly distributions, there may be the potential for optional liquidity starting around June 2021.[3]

Will you stop launching individual offerings?

Yieldstreet has not stopped launching individual offerings and has no intention of doing so. The Yieldstreet Prism Fund was created to be offered in addition to traditional Yieldstreet offerings, not as a replacement.

It's important to understand the difference between single asset class offerings that exist on the Yieldstreet platform versus the Yieldstreet Prism Fund. In the case of the Fund, unlike single offerings that are only invested in one alternative asset class, the Yieldstreet Prism Fund has holdings in numerous alternative asset classes. This allows investors the ability to provide their portfolio with exposure to a number of asset classes while placing just a single allocation.

Am I able to invest in the Fund with an IRA?

Yes. The Yieldstreet IRA is designed to make it easy for you to invest in the Yieldstreet Prism Fund. Once your Yieldstreet IRA has been set up and your Yieldstreet Wallet has been funded, you can start investing in the Fund.

Do I need to be an accredited investor to invest in the Prism Fund?

No. The Yieldstreet Prism Fund is open to all investors, regardless of net worth or accreditation status. This means that to invest in the Yieldstreet Prism Fund, you do not need to be an accredited investor or have your accreditation documentation verified. You do, however, need to be an accredited investor to invest in single asset class offerings on the Yieldstreet platform. You can read more about who can invest in the Yieldstreet Prism Fund here.

I keep seeing the term "prospectus," what does this mean?

A prospectus is a document that contains information regarding an investment product that is being offered to the public. A prospectus is filed with the SEC and is intended to help investors make well-informed decisions. In the case of the YieldStreet Prism Fund it describes, among other things, the Adviser, its investment strategy, and the risks associated with investing in the types of investments that fall within that strategy. Investors should read the Yieldstreet Prism Fund prospectus carefully to understand the terms and conditions of investing in the Fund.

In what asset classes does the Fund invest?

As of July 31, 2020, the Fund held assets in the Art, Commercial, Legal, Private Business Credit, and Real Estate asset classes, as well as corporate preferred bonds.

If I invest in the Fund, am I able to then invest in other Yieldstreet offerings?

This depends on your accreditation status as an investor. If you are an accredited investor you have the ability to invest in single asset class offerings on the Yieldstreet platform. However, if you are a non-accredited investor (do not have accreditation status) then you are currently only able to invest in the Yieldstreet Prism Fund. You can learn more about accreditation status here.

What is a Distribution Reinvestment Plan (DRIP)?

Distribution reinvestment plans, or DRIPs are programs that allow investors to automatically reinvest distributions back into an underlying investment. Instead of receiving the recurring payments, the cash immediately goes back into the Fund and is added to their initial principal. DRIPs allow investors to harness the power of compounding interest. You can read more about DRIPs here.

What is Net Asset Value (NAV)?

Net Asset Value (NAV) is the per-share value of a fund's assets, minus its liabilities. The Yieldstreet Prism Fund uses NAV to determine the per-share value of the Fund's shares. NAV is determined by dividing the difference between the Fund's total assets and liabilities by the number of shares outstanding.

The formula for NAV is:
NAV = (Assets – Liabilities) / Total number of outstanding shares

For the Yieldstreet Prism Fund, the NAV will be determined on at least a quarterly basis, as well as when the Fund is reopened for shareholder subscriptions.[4]

I'm a non-accredited investor, can I invest in the Fund?
Yes. Non-accredited investors are able to invest in the Yieldstreet Prism Fund regardless of their income or net worth. You do not need to submit any documentation to verify your accredited status in order to invest in the Fund. You can read more about who can invest in the Yieldstreet Prism Fund here.

Are there fees and expenses associated with the Fund?

The following fees and expenses are associated with the Yieldstreet Prism Fund, which will ultimately reduce the funds available for distributions to you as investors:

- Annual Management Fee: 1.0%[5]
- Maximum Annual Administrative Expense: 0.5%[6]

Note, that if part of the assets remain in cash or cash equivalents, such as money market funds, you will not be charged management fees or administrative expenses on those assets. For example, if 80% of the net assets in the Fund are invested, then only 80% of your investment will incur these fees.



What are the risks of investing in our shares?

Investing in shares of the Fund involves a number of significant risks. As you know, no investment is guaranteed. In addition to the other information contained elsewhere in the prospectus, you should carefully consider the Risk Factors set forth in the prospectus before making an investment in the Fund's shares. If any of such events occur (as outlined in the prospectus) the Fund's business, financial condition, and results of operations could be materially and adversely affected. In such a case, [the net asset value of the Fund's shares](#) could decline, and you may lose all or part of your investment.

How am I notified of holdings within the Fund?

Holdings in the Fund are reported to regulators on a quarterly basis, within 60 days after the end of each quarter. This information will be available to investors, as well as through the prospectus supplement available for download [here](#).

Is there a minimum initial investment required?

Yes. You must purchase a minimum amount to invest in the Fund, which is currently $5,000, although we may waive or increase or decrease this minimum permitted subscription amount from time to time at our discretion. Once you have satisfied the minimum initial subscription requirement, any additional purchases of shares of the Fund must be in amounts of at least $1,000, except for additional purchases pursuant to the Fund's distribution reinvestment plan (DRIP).

Do I have to establish a Yieldstreet Wallet in order to subscribe to shares in the Fund?

Yes. If you are investing in the Yieldstreet Prism Fund, in order to submit an allocation request you must establish a Yieldstreet Wallet from which funds will be withdrawn or you may deposit funds therein at such time.



Where can I find updated information about the Fund?

Depending on the type of update, information may be communicated via email or in the Portfolio section of our website. Updated information can also be found on yieldstreetprismfund.com.

How often will the offering be available for investment?

The Yieldstreet Prism Fund is expected to be open for new or additional investments on a monthly basis and may also be available on a more regular basis going forward.To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page.

Are investors in all 50 US states able to invest?

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:

[What is the Yieldstreet Prism Fund?](#)
[What to Expect From the Yieldstreet Prism Fund](#)
[Who can invest in the Yieldstreet Prism Fund](#)
[Yieldstreet Prism Fund investment strategy](#)
[The Yieldstreet Prism Fund Distribution Rate Explained](#)
[What is Net Asset Value (NAV)?](#)
[What is a Distribution Reinvestment Plan (DRIP)?](#)
[Where the Yieldstreet Prism Fund fits in the fund landscape](#)

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing.

The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

[1] *Reflects the initial quarterly distribution declared by the Fund's board of directors on February 6, 2020, which was paid to shareholders of record as of June 10, 2020 and is based on the initial offering price of $10 per share. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.*
[2] *The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than March 2024. In the months leading up to March 2024, the Fund will opportunistically provide liquidity to the investors as it becomes available. It may take up to twelve months after the Fund's termination to fully monetize any remaining illiquid investments in the Fund's portfolio.*

[3] *The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.*

[4] *We expect to determine the net asset value per share of the Fund's common stock by dividing the value of its investments, cash and other assets (including interest accrued but not collected)*

minus all liabilities (including accrued expenses, borrowings and interest payables) by the total number of shares of the Fund's common stock outstanding on a quarterly basis. The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments the Fund makes. We will be required to specifically determine the fair value of each individual investment on a quarterly basis.

[5] *The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash equivalents, at the end of the two most recently completed calendar quarters.*

[6] *The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs, and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.*